Exhibit 99.1
PAN AMERICAN SILVER GENERATES RECORD EARNINGS AND CASH FLOW DURING THE FIRST QUARTER OF 2011
(All amounts in US dollars unless otherwise stated and all production figures are approximate)

Vancouver, B.C. – May 18, 2011 – Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) (“Pan American” or the “Company”) today reported unaudited financial and operating results for the quarter ended March 31, 2011.  The Company also provided an update on its operations and development projects.

Starting January 1, 2011, the Company is required to report its financial results in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  Consequently, beginning January 1, 2011 Pan American is reporting under IFRS for interim and annual periods, with comparative information for 2010 restated under IFRS.  A detailed description of the changes is included in Note 2 of the condensed consolidated financial statements for the three months ended March 31, 2011, available on SEDAR (www.sedar.com).

This earnings release should be read in conjunction with the Company’s MD&A, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company’s website at www.panamericansilver.com.

First Quarter 2011 Highlights (unaudited)(1)

   •   Consolidated silver production was 5.3 million ounces
   •   Consolidated gold production was 18,640 ounces
   •   Consolidated cash costs(2) were $7.83 per ounce of payable silver, net of by-product credits
   •   Record mine operating earnings(3) of $96 million, an increase of 154%.
   •   Record net earnings attributable to common shareholders of $92.2 million or $0.86 per share.
   •   Adjusted net earnings attributable to common shareholders(4) of $64.6 million or $0.60 per share.
   •   Record operating cash flows, before changes in working capital(5), of $82.4 million, or $0.77 per share
   •   Cash and short-term investments of $397.2 million, an increase of $36.7 million from December 31, 2010.
   •   Net working capital increased to a record $492.8 million.

(1) Financial information based on IFRS; percentages compare Q1 2011 with Q1 2010.
(2) Cash costs per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash costs per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.  A reconciliation is included in the Company’s MD&A on page 12.
(3) Mine operating earnings is a non-GAAP measure used by the company to assess the performance of its silver mining operations.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization and is considered to be substantially the same as gross margin.
(4) Adjusted earnings attributable to common shareholders are net earnings attributable to common shareholders less the mark-to-market impact of the Company’s outstanding warrants.
(5) Operating cash flows before changes in working capital is a non-GAAP measure used by the Company to manage and evaluate operating performance.  The Company considers this measure to better reflect normalized cash flow generated by operations.  Cash flow per share is a non-GAAP measure used as a measure of return on capital and is calculated using cash flow from operations, before changes in non-cash working capital, divided by basic weighted average shares outstanding.  Investors are cautioned that this measure is not defined in current GAAP and there is no comparable measure defined in GAAP.

Commenting on Pan American’s first quarter results, Geoff Burns, President & CEO, said, “Our first quarter financial performance was excellent.  Our hard work paid off handsomely and we were able to take advantage of the robust silver prices, to once again generate record net earnings and operating cash flows.  Although our operating performance fell slightly below our own expectations at our South American mines, these shortfalls were offset in large part by the superior performance of our Mexican mines.  Our consolidated silver production was approximately 4% below our first quarter

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forecast but we have successfully addressed the production issues that arose during the quarter and we are confident that the production shortfall will be comfortably overcome by year-end.”

Financial Results

Revenue during the first quarter of 2011 increased 40% from the first quarter of 2010 to $190.5 million.  The increase was directly attributable to significantly higher metal prices, partially offset by the lower quantities of silver, gold, zinc and copper produced and sold.  On average, silver and gold prices rose 88% and 25% respectively compared to the first quarter of 2010, while zinc, lead and copper prices increased 5%, 17% and 33% respectively, during the same period.  Higher revenues had a positive effect on mine operating earnings, which more than doubled from the comparable period of 2010 to a record $96 million.

During the quarter ended March 31, 2011 Pan American generated record net earnings of $92.7 million or $0.86 per share, which represents an increase of 254% from the first quarter of 2010.  After subtracting the $27.5 million mark-to-market, non-cash gain on outstanding warrants, adjusted net earnings attributable to common shareholders for the period were $64.6 million or $0.60 per share.

Operating cash flows before changes in working capital were a record $82.4 million during the first three months of 2011, an increase of 84% compared to the first quarter of 2010.  The rise in operating cash flows was mainly due to higher metals prices.

Income taxes for the first three months of 2011 were $25 million or $13.4 million higher than one year ago, on account of higher taxable earnings.  The Company’s effective tax rate on adjusted earnings attributable to common shareholders during the quarter was 28%, which was lower than management’s expectation due to the impact of foreign exchange movements and adjustments to deferred tax assets.  The mark-to-market non-cash gain on outstanding warrants is not taxable and therefore has been excluded from the calculation of the effective tax rate.

At March 31, 2011, Pan American had $397.2 million in cash and short-term investments and $492.8 million in working capital, which represents an increase of $36.7 million and $62.9 million respectively during the quarter.  Pan American remains debt-free, with the exception of minor capital leases and construction advances, and has a $150 million credit facility, which remains undrawn.

Production and Mining Operations

Pan American produced 5.3 million ounces of silver and 18,640 ounces of gold during the first three months of 2011, which was 3% and 33% less than a year ago, respectively.  The Company’s Mexican operations performed above forecast, with Alamo Dorado and La Colorada contributing 1.3 million and 1.1 million ounces of silver, respectively.  However, production at the Company’s Peruvian, Bolivian and Argentinean operations was affected by lower-than-expected grades and throughput.

The Company’s consolidated quarterly silver production at its Peruvian operations totaled 1.4 million ounces, or 13% less than in the first quarter of 2010.

At the San Vicente mine in Bolivia, lower throughput as a consequence of several social disruptions combined with lower silver grades resulted in silver production, which was 0.6 million ounces or 24% lower than a year ago.  However, the first quarter’s shortfall has already been fully recovered during April and San Vicente is now well ahead of its forecasted silver production target.

The Manantial Espejo mine in Argentina produced 0.9 million ounces of silver or 12% less than during the first three months of 2010 due to lower throughput caused by mining equipment and plant availability issues, which were aggravated by sluggish importation logistics for the critical repair parts.  Management is implementing an accelerated mining plan and expects that the production shortfall will be recovered by year end 2011.

As expected, Pan American’s consolidated gold production declined from the first quarter of 2010 to 18,640 ounces on account of anticipated lower gold grades at the Manantial Espejo mine, partially offset by more gold ounces produced at the Alamo Dorado mine due to higher throughput.  Consolidated zinc production fell 19% compared to a year ago to 8,844 tonnes, mainly on less zinc tonnes produced at the Morococha mine due to lower zinc grades and less tonnes milled, which were partially offset by higher zinc production at the La Colorada mine.

Consolidated cash costs during the first quarter of 2011 were $7.83 per ounce of silver, net of by-product credits.  Cash costs were negatively affected by the effects of slightly higher than anticipated inflation levels and the production shortfalls at several of our operations as described above.  The Company fully expects consolidated cash costs will decline to the forecasted range of between $7.00 and $7.50 per ounce during the remainder of the year.

Project Development

At the Navidad development project, the Company continues to carry out exploration diamond drilling and the technical work necessary to complete a feasibility report during the last quarter of 2011.  Resource block modeling, open pit optimization, pit wall slope assessments, mine planning, and basic engineering of the process plant and infrastructure are advancing as planned.  As previously announced, management is also evaluating several alternatives to improve the project’s economics by optimizing ore processing and recovery methods, among others.  Hydrological and environmental studies are also track to complete an Environmental Impact Assessment study in 2011.

Community relations activities initiated last year, including a province-wide project communications program and sponsorship of several local community infrastructure improvement projects, are on-going and the support of the local communities for the development of Navidad is well grounded.  We continue to keep both the provincial government of Chubut and the National government of Argentina informed of our progress and our schedule.  The Company remains confident that the required amendment to the mining law in Chubut to allow for the responsible and environmentally conscientious development of Navidad will be brought forward during 2011.During the quarter ended March 31, 2011, Pan American invested $6.3 million at Navidad and capitalized $4.6 million.

At the La Preciosa joint-venture, the Company continues to advance the technical work to complete a preliminary economic assessment (“PEA”), which will incorporate the results of Pan American’s 2010 drilling campaign and better reflect the project’s economics under the current metal prices environment.  During the first quarter of 2011 Pan American invested $0.6 million at La Preciosa and management expects that the PEA will be completed towards the end of the second quarter or early in the 3rd quarter of 2011.

At the Morococha mine, phase I of the relocation project continues as planned with building construction and installation of services on schedule.  During the first quarter of 2011, Pan American invested $3.9 million on the relocation project.

Outlook

Initiatives currently underway should improve throughput rates and available ore grades at the Morococha, Huaron, and Manantial Espejo mines.  Cash costs and production levels are expected to normalize in the short term and the Company is confirming its annual production forecast of 23 to 24 million ounces of silver at cash costs of $7.00 to $7.50 per ounce of silver, net of by-product credits.

About Pan American

Pan American Silver’s mission is to be the world’s largest low-cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Technical information contained in this news release has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.
Pan American will host a conference call to discuss its 2011 unaudited first quarter financial and operating results on Thursday, May 19, 2011 at 08:00 am Pacific Time (11:00 am Eastern Time).  Participants can access the conference by dialing toll free 1-800-319-4610 (Canada & USA) or by dialing 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan110519.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “OUTLOOK”, “POSITIONING”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND THE TIMING OF SUCH PRODUCTION; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INLCUDING BY NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING AND THE LAWS OF BOLIVIA, WHICH MAY BE AMENDED AND THUS COULD HAVE NEGATIVE CONSEQUENCES WITH RESPECT TO THE COMPANY’S SAN VICENTE MINE; THE LIKELIHOOD AND TIMINIG OF ANY POTENTIAL AMENDMENT OF THE LAWS IN CHUBUT, ARGENTINA AFECTING MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT, THE LA PRECIOSA PROJECT, AND OTHER DEVELOPMENT PROJECTS OF THE COMPANY; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OFRELEASE OF TECHNICAL OR OTHER REPORTS; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE CANADIAN DOLLAR, PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING,

INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

Pan American Silver Corp. Financial & Operating Highlights
	Three months ended
	March 31,
	2011	2010

Consolidated Financial Highlights (in thousands of U.S. Dollars)
(Unaudited)

Net income for the period	$92,679	$26,157
Earnings per share attributable to common shareholders	$0.86	$0.25
Adjusted earnings for the period attributable to common shareholders(1)	$64,683	$17,128
Adjusted earnings per share attributable to common shareholders	$0.60	$0.16
Mine operating earnings	$96,018	$37,777
Cash flow from operations before changes in working capital	$82,411	$44,763
Capital spending	$20,046	$17,830
Cash and short-term investments	$397,206	$215,425
Working capital	$492,792	$295,040

Consolidated Ore Milled & Metals Produced

Tonnes milled	1,161,519	1,145,634
Silver metal - ounces	5,344,739	5,507,275
Gold metal - ounces	18,640	27,896
Zinc metal - tonnes	8,844	10,890
Lead metal – tonnes	3,300	3,099
Copper metal - tonnes	1,246	1,301

Consolidated Cost per Ounce of Silver (net of by-product credits)

Total cash cost per ounce	$7.83	$4.35
Total production cost per ounce	$11.38	$8.07

Payable ounces of silver (used in cost per ounce calculations)	5,093,473	5,234,764

(1) Adjusted earnings are calculated as earnings for the period less the gain or loss on derivatives as described in the Notes to the Financial Statements.